

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2015

Via E-mail
Robert A. Riecker
Seritage Growth Properties
c/o Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

Re: **Seritage Growth Properties**
Amendment No. 3 to Registration Statement on Form S-11
Filed May 26, 2015
File No. 333-203163

Dear Mr. Riecker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 14, 2015 letter.

Prospectus Summary

The Transaction, page 2

1. We note your table on page 4 and your line item for Financing underneath Sources of Funds and your line item for Assumption of Financing Indebtedness underneath Uses of Funds. It appears that there will only be one financing funded (i.e., $1,161,196) as part of this transaction. Please clarify why you have presented two Financing line items within this table.

Unaudited Pro Forma Consolidated Financial Data, page 66

2. We note that the other shareholders are not obligated to purchase Class A shares, though it appears there is a minimum threshold to complete the transaction. Please revise your filing to separately present the effect of the exercise of the minimum and the maximum subscription rights. In this regard, please revise your disclosure elsewhere in the filing, including, but not limited to, your Use of Proceeds disclosure on page 62 and the capitalization table on page 64.

3. We note your response to comment 10. Please tell us if the Seritage Private Placements will be less than $66.6 million if only the minimum number of subscription rights are exercised. If there is a material difference, please reflect that lower amount within your pro forma information provided throughout the registration statement, as the effect of the exercise of the minimum subscription rights.

Unaudited Pro Forma Consolidated Statement of Operations, pages 68-69

4. We note your response to comment 9 and we will continue to monitor your filing for disclosure indicating that both Class A and Class C shares are included in your earnings per share calculation. Additionally, please confirm that you will present basic and diluted EPS for Class A and Class C separately. Please refer to ASC 260-10-45-60B.

Notes to Unaudited Pro Forma Consolidated Financial Information, page 70

5. We note your adjustments (h) and (i) and that they reflect the anticipated debt issuance costs and anticipated restricted cash requirements. Please tell us how you determined these amounts are factually supportable.

6. We note your adjustments (k) and (bb) for other lease related intangible liabilities and the increase to revenue for the related accretion. Please tell us and revise your filing to disclose the nature of other lease related intangible liabilities and how you determined it should be accreted to revenue. We may have further comment.

7. We note your adjustment (ee). Please tell us how you calculated that a 1/8% variance results in a $73,000 impact to interest expense.

8. We note your adjustment (ee). Please tell us how you determined the assumed 5% interest rate is factually supportable.

9. We note your adjustment (ee) and that the $58 million interest expense is not consistent with the $64.5M adjustment on the Unaudited Pro Forma Consolidated Statement of Operations. Please revise your filing to disclose the nature of this difference. To the extent this difference is not due to the amortization of the debt issuance costs in adjustment (h), please tell us how you have determined it was not necessary to amortize the debt issuance costs within your Pro Forma financial information.

10. We note your adjustment (ff) and that certain property operating expenses are based on historical expenses incurred by Sears Holdings. We note your disclosure on page 77 that the fees charged to Seritage Growth will generally be determined on cost plus basis. Please tell us and revise your filing to clarify if the adjustment (bb) reflects the impact of the mark up. To the extent that it does not reflect the mark up, please tell us how you determined it was not necessary to reflect the mark up.

Selected Financial Data, page 74

11. In the Selected Financial Data, you disclose that your Pro forma investment in real estate of Acquired Properties is $2,220,891. However, in your Unaudited Pro Forma Consolidated Balance Sheet, the related amount is $2,323,629. Please advise or revise.

Exhibits

12. Please file an updated legality opinion that addresses the issuance of the Class C non-voting common shares or advise.

13. We note that you have identified certain individuals that will serve as trustees following the transaction. Please file the written consent of these individuals in your next amendment. Refer to Rule 438 for guidance.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Sebastian L Fain